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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-11337

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Foothill Independent Bank
Partners in Your Future
401(k) Profit Sharing Plan
PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401K Committee
Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan

        We have audited the accompanying statement of net assets available for benefits of Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 (liquidation basis) and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 (liquidation basis). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2006 (liquidation basis) was audited by other auditors, whose report dated August 27, 2007, expressed an unqualified opinion on that financial statement.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 (liquidation basis), and the changes in net assets available for benefits for the year ended December 31, 2007 (liquidation basis) in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1(b) to the accompanying financial statements, on May 9, 2006, Foothill Independent Bancorp, parent of Foothill Independent Bank ("Bank") approved an Agreement and Plan of Merger with PacWest Bancorp, formerly known as First Community Bancorp, which provided for the acquisition of Foothill Independent Bank. An application for termination was filed with the Internal Revenue Services on January 16, 2007. A favorable determination letter was received on July 20, 2007. Subsequent to September 4, 2007, PacWest Bancorp began the distribution process. Participant balances are to be distributed to participant IRA accounts or the participants current employer's Plan.

        Our audit was performed for the purpose of forming an opinion on the 2007 financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007 liquidation basis is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2007 financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 27, 2008

See accompanying notes to financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the
Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan:

        We have audited the accompanying statement of net assets available for benefits of the Foothill Independent Bank 401(k) Partners in Your Future Profit Sharing Plan (the Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1(b) to the Financial Statements, On May 2, 2006, the Board of Directors of Foothill Independent Bancorp, the Plans sponsor, voted to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing Plan basis used in presenting the 2005 Financial Statements to the liquidation basis used in presenting the 2006 Financial Statements.

/s/ Grobstein, Horwath & Company LLP

Costa Mesa, California
August 27, 2007

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

	2007	2006
Investments at fair value:
Mutual funds	$525,598	$2,761,676
Common stock	1,247,826	7,425,006
Common/collective trust	137,829	759,204
Participant loans	—	97,233

Total investments	1,911,253	11,043,119

Net assets available for benefits	$1,911,253	11,043,119

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007 (Liquidation Basis)

Additions (deductions) to net assets attributable to:
Investment income:
Interest and dividends	$237,788
Net depreciation in fair value of investments	(218,824)

Total investment income	18,964

Deductions from net assets attributable to:
Benefits paid / distributions to participants	9,150,780
Administrative expenses	50

Total deductions	9,150,830
Decrease in net assets	(9,131,866)

Net assets available for benefits:
Beginning of the year	11,043,119

End of the year	$1,911,253

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

(1) Description of the Plan

        The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)   General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Foothill Independent Bank and its subsidiaries (the Company) that have elected to participate in the Plan. Foothill Independent Bancorp and its subsidiary Foothill Independent Bank were acquired by PacWest Bancorp, formerly known as First Community Bancorp, on May 9, 2006, upon which all assets of the plan were frozen. As successor to Foothill Independent Bancorp, the Plan is administered by PacWest Bancorp. PacWest Bancorp is in the process of terminating the Plan and has received favorable determination from the Internal Revenue Service (the IRS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)   Plan Termination

        On May 2, 2006 the Board of Directors of Foothill Independent Bancorp, the Plans sponsor, voted to terminate the Plan. On May 9, 2006, the Board of Directors of Foothill Independent Bancorp approved an Agreement and Plan of Merger with PacWest Bancorp, which provided for the acquisition of Foothill Independent Bank. An application for termination was filed with the Internal Revenue Services on January 16, 2007. A favorable determination letter was received on July 20, 2007. Subsequent to September 4, 2007, PacWest Bancorp began the distribution process. Participant balances are to be distributed to participant IRA accounts or the participants current employer's Plan

  (c)   Contributions

        The Plan is no longer accepting participant contributions and no contributions were received in 2007. The plan last received contributions in 2006. While contributions were accepted, employees of the Company who completed six months of service were eligible to participate in the Plan. There was no age requirement. Participants could contribute, under a salary reduction agreement, up to 100% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,000 for 2006. Participants could also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

  (d)   Participant Accounts

        Each participant account was credited with the participant's contributions, allocations of the Company's matching contribution and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

(1) Description of the Plan (Continued)

  (e)   Vesting

        Participant contributions were immediately fully vested. The Company fully vested the matching contributions effective with the acquisition of Foothill Independent Bancorp.

  (f)    Benefit Payments

        A participant may have received a distribution of his or her entire vested account balance upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. The Plan is currently in the process distributing the Plan assets to the participants.

  (g)   Participant Loans

        Loans to participants were made, at the discretion of the Plan's administrator, for up to 50% of the participants vested account balance in an amount not less than $1,000 and not to exceed $50,000. Such loans are collateralized by the participant's vested balance in the Plan and were for a fixed term requiring regular payments. The loans bear a reasonable rate of interest. Effective with the acquisition of Foothill Indpendent Bancorp all assets were frozen however routine loan payments were accepted by the Plan. Participants had the ability to pay the loan balance in full prior to termination of the plan or deem their outstanding loan balance as a distribution, which is subject to certain tax consequences. There were no loans outstanding at December 31, 2007.

(2) Significant Accounting Policies

  (a)   Basis of Accounting

        The financial statements of the Plan have been prepared on the liquidation basis of accounting as of December 31, 2007 and December 31, 2006 and for the years then ended.

  (b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  (c)   Investment Valuation and Investment Income

        The Plan's investments are maintained in publicly traded securities and are carried at fair value based on the published market quotations. The Plan's investments in participant loans are valued at

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

(2) Significant Accounting Policies (Continued)

cost, which approximates fair value. All investment values are considered to approximate the liquidation basis of accounting.

        The Plan also had investments in PacWest Bancorp common stock in 2007 and 2006. These shares are valued at quoted market prices on a trade-date basis.

        Appreciation (depreciation) in fair value of investments is the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of investments are recorded on a trade-date basis. Interest income and dividends are recorded on the date received.

  (d)   Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (e)   Administrative Expenses

        Administrative expenses of the Plan are paid by the Company or the successor.

  (f)    Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(3) Investments

        The following table presents the fair value of investments as of December 31, 2007 and 2006, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2007	2006
PacWest Bancorp common stock	1,247,826	7,425,006
Oakmark Equity and Income II	134,191	756,947
Janus Adv:Forty/S	176,395	618,905
Union Bank of California-Stable Fund	139,246	759,204
PIMCO Real Return Bond A	96,998	287,477	*
Investments less than 5% of Plan assets	116,597	1,098,347
Loan to participants	—	97,233

Total	$1,911,253	$11,043,119

*
Less than 5% as of December 31, 2005, presented for comparison only.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007 (Liquidation Basis)

(3) Investments (Continued)

        During the year ended December 31, 2007, the Plan's investments (including investment securities bought, sold and held during the year) appreciated (depreciated) as follows:

Investment	2006
PacWest Bancorp common stock	$(612,860)
Mutual funds	394,036

Total	$(218,824)

(4) Party-in-interest Transactions

        The Plan's investment in the PacWest Bancorp's common stock amounted to $1,247,826 at December 31, 2007 and $7,425,006 at December 31, 2006. The Plan held 30,253 and 142,051 shares of the PacWest Bancorp common stock as of December 31, 2007 and 2006. Such investments represented 65% and 67% of the Plan's net assets available for benefits at December 31, 2007 and 2006.

(5) Tax Status

        The IRS has determined and informed the Company by letters dated April 29, 2002, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax- exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan received a favorable determination letter during the year ended December 31, 2007, (See Note 1(b), under Plan Termination).

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007 (Liquidation Basis)

(5) Tax Status (Continued)

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2007 (Liquidation Basis)

(a) Identity of issue, borrower, lessor, or similar party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Number of shares	(d) Current value
Union Bank of California, N.A.	Stable Value Fund A	139,246	139,246
PIMCO	PIMCO Real Return Bond A	8,148	96,998
Oakmark	Oakmark Equity and Income II	4,842	134,191
MFS	MFS Value A	381	10,097
Dreyfus	Dreyfus S&P 500	1,237	51,121
Janus Group	Janus Adv Capital Appreciation S	4,135	176,395
Franklin/Templeton	Franklin Flex Cap Growth A	264	12,804
Wells Fargo Investment	Advantage Small Cap Value A	924	26,805
Franklin/Templeton	Templeton Foreign A	710	8,888
Ivy Science and Technology Fund	Ivy Science and Technology Y	218	6,882
Common stock:
PacWest Bancorp	Common stock	30,258	1,247,826

	Total investments held at end of year		$1,911,253

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan
Date: June 30, 2007	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Senior Vice President PacWest Bancorp

QuickLinks

FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Index
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2007 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Notes to Financial Statements December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2007 (Liquidation Basis)
FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN Schedule H, Line 4i-Schedule of Assets (Held at End of Year) December 31, 2007 (Liquidation Basis)
SIGNATURES